Exhibit 99.1

BELLUS HEALTH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the common shareholders of BELLUS Health Inc. (the “Company”) will be held in person at 275 Armand Frappier Blvd., Laval, Québec, H7V 4A7 on May 4, 2023 at 11:30 a.m., Montréal time, for the following purposes:

(i)	to receive and consider the annual report of the directors to the shareholders and the financial statements of the Company for the financial year ended December 31, 2022, and the report of the auditors thereon;

(ii)	to elect each of the directors for the ensuing year;

(iii)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

(iv)	to ratify and confirm the resolution approving the unallocated options under the Amended and Restated Stock Option Plan of the Company, the whole as more fully set forth in Schedule “A” hereto;

and

(v)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders who are unable to participate in the Meeting are requested to date and sign the enclosed proxy and to mail it to or deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, before the date of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

If you are a registered Shareholder or you have already given the Company instructions to send you printed documents, your management proxy circular is attached to this Notice of Meeting.

If you are a beneficial Shareholder, we are making the management information circular available online instead of mailing it to you, according to a set of rules developed by the Canadian Securities Administrators called Notice-and- access. Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR (www.sedar.com) and www.envisionreports.com/Bellus2023, rather than mailing paper copies of such materials to Shareholders. Under notice-and-access, Shareholders still receive a proxy form or voting instruction form enabling them to vote at the Meeting. However, instead of paper copies of the meeting materials, Shareholders receive this notice which contains information on how they may access the meeting materials online and how to request paper copies of such documents.

You can download the circular and other meeting materials at www.envisionreports.com/Bellus2023 or on SEDAR at www.sedar.com. Shareholders are reminded to review the management information circular and other proxy-related materials prior to voting.

Before the Meeting, if you would prefer to receive a paper copy of the circular, please call the number below and it will be mailed to you at no cost. Note that the Company will not mail the proxy form or voting instruction form, so please keep the one you received previously.

REGISTERED SHAREHOLDERS

Canada and the United States: 1-866-962-0498

Other countries: +1-514-982-8716

You will need to enter your 15-digit control number as indicated on your form of proxy.

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

Canada and the United States: 1-877-907-7643

Other countries (English): +1-303-562-9305

Other countries (French): +1-303-562-9306

You can also request a copy of the Meeting Materials at www.proxyvote.com using the control number on your voting instruction form.

The management information circular will be sent to you within three business days of receipt of your request. Please take shipping time into consideration if you want to be sure to receive the management information circular before the Meeting.

After the Meeting, if you would prefer to receive a paper copy of the circular, please call the Company at 1-450-680- 4500 or email the Company at ir@bellushealth.com to ask for a printed copy of the management information circular.

DATED at Montréal, Québec, Canada, March 21, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Sébastien Roy
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE COMPANY, C/O COMPUTERSHARE INVESTOR SERVICES INC., IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR FOR ADDITIONAL PARTICULARS.